                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Via Gaetano Negri 1
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: MANAGEMENT EMPOWERED TO EXAMINE IN DEPTH ADDITIONAL STRATEGIC OPTIONS IN BRAZIL

Partnership with Metroweb would guarantee accelerated development of ultrabroadband networks

Brazilian towers sold for approximately 3 billion reais (over 900 million euros)

Rome, 21 November 2014

The Board of Directors of Telecom Italia met today, chaired by Giuseppe Recchi, to review the strategic prospects of the Group in Brazil.

Given the analyses carried out, the Board of Directors has empowered management to examine in depth the options for a possible integration of TimPart and Oi. The next steps, if there are to be any, will be submitted to the Board for approval, following the opinion of the Committee of Independent Directors.

The Chief Executive Officer also informed the Board of Directors of the proposal sent to F2i Sgr with which Telecom Italia formalised its interest in starting discussions on the acquisition of a controlling stake in Metroweb as soon as possible.

Telecom Italia identifies Metroweb as the partner with which it could quickly create the development plan for the new generation network infrastructure (NGN) in optic fibre at national level.

Collaboration between the two companies would represent an important element to speed up the technological development of the ultrabroadband network, through the creation of FTTH and FTTB infrastructure in the principal Italian cities in order to:

1)

satisfy prospective demand for ultrabroadband services;

2)

promote demand with a proactive approach, making available a network infrastructure that is adequate for the offer of increasingly innovative services to the country;

3)

contribute to achieve the objectives set out in the Digital Agenda, in particular on the spread of services with speeds of over 100 Mbit/s.

*********

It is also announced that the Board of Directors of TIM Participações, which met today, has approved the sale of 6.481 telecommunication towers in Brazil to the American Tower Group for approximately 3 billion reais (over 900 million euros).

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 21th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager